October 31, 2007

VIA EDGAR AND FACSIMILE

(202) 772-9205

Ms. Kathryn Jacobson

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission, Mail Stop 3720

100 F Street, NE

Washington, D.C. 20549

Re:	QC Holdings, Inc.

Form 10-K for the Fiscal Year ended December 31, 2006

Filed March 14, 2007

Form 10-Q for the Quarter Ended June 30, 2007

Filed August 8, 2007

File No. 0-50840

Dear Ms. Jacobson:

This letter is submitted on behalf of QC Holdings, Inc. (the “Company”) in response to your comment letter dated October 18, 2007, with respect to the above-referenced Annual Report on Form 10-K for the year ended December 31, 2006, as well as the Form 10-Q for the Quarter Ended June 30, 2007. For ease of reference, each comment has been included followed by the Company’s response to the comment.

In accordance with Staff request, the Company’s future filings will be revised as described below to reflect the following responses.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Provision for Losses and Returned Item Policy, page 36

Comment 1: We note your response to prior comment 1 regarding your “qualitative and other adjustments.” Please:

•	Expand your disclosure to discuss in detail the qualitative and other adjustments made during each period presented and the reasons thereto.

•

With respect to your “additional amount for higher than expected January 2007 loss experience,” confirm to us that your additional reserve is not for losses incurred in January (related to January loans), but rather for losses incurred in December 2006 (related to 2006 loans) but not reported or apparent until January.

•	Provide disclosures that your allowance represents management’s best estimate of probable losses inherent in the portfolio at each period end.

•	Revise to clarify that these end of period adjustments are sometimes necessary and sometimes not necessary.

Company Response: In our Form 10-Q for Quarter Ended September 30, 2007 and future filings, we will expand our disclosure with respect to the allowance for loan losses to discuss in greater detail the qualitative and other adjustments used in the computation for each period presented, including the reasons for the adjustments and that such end of period adjustments are sometimes necessary and sometimes not necessary. In addition, we will include a comment that the disclosures regarding the allowance represents management’s best estimate of probable losses inherent in the portfolio at each period end.

With respect to the “additional amount for higher than expected January 2007 loss experience” in our year-end computation, the additional reserve was an estimate solely for losses on loans as of December 31, 2006 that had not yet been reported. The additional reserve did not include consideration of any losses related to loans made in January 2007.

Form 10-Q for the Quarter Ended June 30, 2007

Note 5 – Allowance for Doubtful Accounts and Provision for Loans, page 9

Comment 2: We note your statement that for purposes of the allowance calculation, installment loans are included with payday loans and title loans based on the expectation that the loss experience for installment loans will be similar to payday loans and title loans. Considering that you had recorded a significantly higher effective loss provision for installment loans (as a percentage of such loans made during the period ended December 31, 2006 compared to the effective provision for other loans) and that you have been offering installment loans for over a year now, supplementally confirm to us that your historical experience thus far has been consistent with your expectation. Please tell us the accounting transactions that you record when check payments on installment loans are returned and if you write off the remaining balance of the loan, including related interest and fees, as well.

Company Response: We have been offering installment loans since May 2006. Based on the relatively short period of time we have been offering this product, it appears the level of losses and the resulting loss ratio (losses as a percentage of revenues) is beginning to track to that of payday and title loans.

In reviewing the quarterly level of installment loan losses as a percentage of installment loan revenues, the ratio has varied from as low as 1.5% (initially) to as high as 41.1% (after about 6 months of offering the product). This experience during the first year is similar to what occurs when we open a new payday loan branch in that there is a period of time required to establish a productive customer base. When comparing the installment loan loss ratio on a quarterly basis to payday and title loan loss ratio for each of the last four quarters, the difference in percentages has narrowed, and in the last two quarters, the installment loan loss ratio has been slightly lower than the payday and title loan loss ratio. Finally, in the last twelve months ended September 30, 2007, the loss ratio for installment loans is approximately 30%. With respect to our other loan products, the loss ratio for the last twelve months totaled approximately 25%. Given the age of our installment loan product, the difference between the portfolios appears to be reasonable and, together with the improvement in the last two quarters, an indication that the level of installment loan losses is trending to that of payday and title loan losses.

Beginning in 2008, with approximately 18 full months of data available, the company intends to begin calculating a separate component of the allowance for installment loans. This component will be added to the payday and title loan allowance total to determine the aggregate allowance for the company.

With respect to the accounting transactions for a returned check associated with an installment loan, once a check payment is returned from the bank for insufficient funds or for any other reason, the entire amount of the installment loan, including related interest and fees, is written-off as a loss. This methodology follows that of our payday and title loan loss write-off policy.

*    *     *

We are authorized to acknowledge on behalf of the Company that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any additional questions, comments or concerns, I would be pleased to discuss those questions, comments or concerns by telephone. I am available at any time to discuss these responses from QC Holdings. Please contact me (816-218-7548) if you have further comments or questions concerning this letter.

Very truly yours,

/s/ Catherine E.K. Wood
Catherine E.K. Wood

cc:	Mr. Douglas E. Nickerson, CFO QC Holdings, Inc.

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